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                       April 27, 2020

       Brian Doxtator
       Chief Executive Officer
       Commonwealth Thoroughbreds LLC
       1450 North Broadway
       Lexington, KY
       40505

                                                        Re: Commonwealth
Thoroughbreds LLC
                                                            Post Effective
Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed April 8, 2020
                                                            File No. 024-11130

       Dear Mr. Doxtator:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services
       cc:                                              Alan K. MacDonald